[redacted]

14041493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED SEP 02 2014 WASH., D.C. 201

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES FOX SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1265 CARLSBAD VILLAGE DR., SUITE 100
(No. and Street)

CARLSBAD (City), CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. H. FOX 760-908-6716 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE, SUITE 170 (Address) NORTHRIDGE (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/3/14

9/5/14

OATH OR AFFIRMATION

I, JAMES C.H. FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES FOX SECURITIES, INC, as of AUGUST 14TH, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Joseph Carrillo
NOTARY PUBLIC - STATE OF NEW MEXICO
My Commission Expires: August 7 2017

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James Fox Securities, Inc.
Statement of Financial Condition
June 30, 2014

Assets

Cash	$	203
Deposit with clearing organization		25,000
Commissions receivable		2,851
Prepaid expense		1,934
Total assets	$	29,988

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	17,017
Income tax payable		50
Total liabilities		17,067
Commitments and contingencies		-

Stockholder's equity

Common stock, $0.01 par value, 100,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		39,150
Accumulated deficit		(7,229)
Treasury stock		(20,000)
Total stockholder's equity		12,921
Total liabilities and stockholder's equity	$	29,988

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2014

Revenues	
Commissions	$ 53,152
Total revenues	53,152
Expenses	
Commission expense	15,330
Professional fees	12,679
Communications	814
Occupancy expense	2,700
Interest expense	2,853
Other operating expenses	21,828
Total expenses	56,204
Other Revenues	
Finra fee rebate	1,227
Total other revenues	1,227
Net income (loss) before income tax provision	(1,825)
Income tax provision	1,391
Net income (loss)	$ (3,216)

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2014

	Common Stock	Additional Paid-in Capial	Accumulated Deficit	Treasury Stock	Total
Balance at June 30, 2013	$ 1,000	$ 39,150	$ (4,013)	$ (20,000)	$ 16,137
Net income (loss)	-	-	(3,216)	-	(3,216)
Balance at June 30, 2014	$ 1,000	$ 39,150	$ (7,229)	$ (20,000)	$ 12,921

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2014

Cash flow from operating activities:		
Net income (loss)		$ (3,216)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ -	
(Increase) decrease in assets:		
Commissions receivable	1,107	
Prepaid expense	991	
Deferred tax asset	541	
Deposits	700	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,073	
Bank overdraft	(993)	
Total adjustments		3,419
Net cash provided by (used in) operating activities		203
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		203
Cash at beginning of year		-
Cash at end of year		$ 203

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 2,853
Income taxes	$ 850

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING

General

James Fox Securities, Inc. (the "Company") was incorporated in the State of Arizona on November 15, 1996 and operates an office in Carlsbad, California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate equity securities, corporate debt securities, mutual funds, and government securities over-the-counter.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. For the year ended June 30, 2014, property and equipment are fully depreciated.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2014 was $25,000.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ 541	$ 541
State	850		850
Total income tax expense (benefit)	$ 850	$ 541	$ 1,391

Note 3: INCOME TAXES
(continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Union Bank under which it may borrow up to $1,000. Borrowing on the line of credit bears interest at a fixed rate of 16.80%. At June 30, 2014, there is no balance outstanding

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
(Continued)

For the year ending June 30, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011).*	After 12/15/11
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011).*	After 01/01/13
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 *(December 2011).*	After 12/15/11
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013)*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/13

The Company has either evaluated or is currently evaluating the implications, if any, of each of these

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
(Continued)

pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2014, the Company had net capital of $10,987 which was $5,987 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($17,067) to net capital was 1.55 to 1, which is less than the 15 to 1 maximum allowed.

James Fox Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2014

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	39,150	
Accumulated deficit	(7,229)	
Treasury stock	(20,000)	
Total stockholder's equity		$ 12,921
Less: Non-allowable assets		
Prepaid expense	(1,934)	
Total non-allowable assets		(1,934)
Net capital		10,987
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,138	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 5,987
Ratio of aggregate indebtedness to net capital	1.55: 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2014.

James Fox Securities, Inc.
Schedule II- Computation for Determining of Reserve
Requirements pursuant to Rule 15c3-3
As of June 30, 2014

A computation of reserve requirements is not applicable to James Fox Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

James Fox Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

Information relating to possession or control requirements is not applicable to James Fox Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

James Fox Securities, Inc.

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. §15c3-3(k)

For the Year Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) James Fox Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which James Fox Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) James Fox Securities, Inc. stated that James Fox Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. James Fox Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James Fox Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

JFSI
JAMES FOX SECURITIES, INC.

Assertions Regarding Exemption Provisions

We, as members of management of (***James Fox Securities, Inc.***) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (***(k)(2)(ii)***).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending (***June 1, 2014 through June 30, 2014***).

James Fox Securities, Inc.

By: JAMES H. FOX, PRESIDENT

(Name and Title)

8/15/14

(Date)

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
James Fox Securities, Inc.:

We have audited the accompanying statement of financial condition of James Fox Securities, Inc. (the Company) as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
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